EXHIBIT 99.1

O2Micro Revises Fourth Quarter 2016 Financial Guidance

GEORGE TOWN, Grand Cayman, Jan. 04, 2017 (GLOBE NEWSWIRE) -- O2Micro® International Limited (NASDAQ:OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, today revised its guidance for the fourth quarter of 2016. The company now expects its fourth quarter revenue to be approximately $15.4 million to $15.9 million, an increase of the Company’s previous guidance of $14.7 million to $15.6 million. In addition, gross margin for the fourth quarter is expected to be between 53% and 55%, versus the Company’s previous guidance of 51% to 53%.  The increase in anticipated revenue for the fourth quarter is primarily the result of increased demand for High End TV and Power Tools.  Gross Margins benefitted from continued cost reductions and an improved product mix.

Sterling Du, Chairman and CEO of O2Micro commented, "We are pleased to announce our anticipated fourth quarter improvements in Revenue Guidance and Gross Margins which reflect continued product ramp up in our high growth drivers for the consumer and industrial end markets, including but not limited to the high end sector.  We believe our solutions for these markets will continue to contribute to our top-line growth and lead O2Micro back to profitability."

No conference call will be held in conjunction with this financial guidance update. Additional information will be available when the Company reports its fourth quarter results on January 25th, 2017.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets. Products include LED General Lighting, Backlighting, Battery Management, and Power Management.

O2Micro International maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the developments process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contact Information:
Investor Relations, O2Micro
Phone: 408.987.5920, x8888
Email:  ir@o2micro.com